February 2, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Catherine De Lorenzo
Ruairi Regan

Re:	Black Hawk Acquisition Corp
Draft Registration Statement on Form S-1
Submitted December 21, 2023
CIK No. 0002000775

Dear Ladies and Gentlemen:

On behalf of our client, Black Hawk Acquisition Corp, a Cayman Islands corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form S-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”) received by electronic mail dated January 17, 2024 relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on December 21, 2023.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form S-1

Risk Factors, page 34

1.

We note your risk factor disclosure regarding the excise tax included in the Inflation Reduction Act of 2022. Please revise your disclosure to include the risk that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

● liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,

● extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and

● de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: In response to the Staff’s comment, we have revised the disclosure on page 45 of the Amended Registration Statement.

General

2.	With a view toward disclosure, please tell us whether your sponsor is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, our Sponsor is a limited liability company that is controlled by Mr. Kent Louis Kaufman, a United States citizen. Our Sponsor is not a foreign person as such terms are defined in 31 C.F.R. Part 800.

The Company, to be best of its knowledge, does not believe the Sponsor has substantial ties with a non-U.S. person. The Sponsor may seek sources of capital funding for various purposes, including raising funds for the consummation of the business combination. It is possible that a future potential investor could be a non-U.S. person. Investments that involve the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to U.S. laws that regulate foreign investments in U.S. businesses and access by foreign persons to technology developed and produced in the United States. These laws include Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800 and 802, as amended, administered by the CFIUS. For example, investments that result in “control” of a “U.S. business” by a “foreign person” (in each case, as such terms are defined in 31 C.F.R. Part 800) are always subject to CFIUS jurisdiction. As such, we have added disclosure on page 45 of the Amended Registration Statement.

We thank the Staff for its review of the foregoing and believe the Amended Registration Statement and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely yours,

Celine and Partners, P.L.L.C.

/s/ Cassi Olson
Cassi Olson

cc:	Kent Louis Kaufman
Chief Executive Officer Black Hawk Acquisition Corp